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                         December 17, 2020

       Gye E. Choi
       Chief Executive Officer
       Link Group International Inc
       3255 Lawrenceville RD P-147
       Suwanee, GA 30024

                                                        Re: Link Group
International Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed November 23,
2020
                                                            File No. 024-11370

       Dear Mr. Choi:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-
       2545 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services